Exhibit 99.1

For immediate release

IMI International Medical Innovations Retains New York-Based Investor Relations Firm

Toronto, Canada (August 31, 2004) - IMI International Medical Innovations Inc. (TSX: IMI, Amex: IME), a leader in predictive medicine, has engaged The Investor Relations Group, Inc. (IRG), based in New York City, to serve as its financial relations and corporate communications company.

IRG will strive to increase investor awareness of IMI within the U.S. market by individually and personally introducing IMI and its management to pre-qualified fund managers. IRG will also focus on increasing public awareness of IMI and its non-invasive tests for the early detection of life-threatening diseases, by providing an extensive array of public relations services, including obtaining media placement in television, radio, magazine, newspaper and trade media outlets.

"Commercialization of IMI’s first product, PREVU* Coronary Heart Disease Predictor, is advancing, and we are building strong momentum with our portfolio of cancer detection tests," said Dr. Brent Norton, President and CEO of IMI. "In line with this progress, management is focused on maximizing shareholder value. A key component of this effort will be to increase investor and public awareness of IMI’s growth potential and unique platform of non-invasive, predictive tests for early-stage heart disease and colorectal, lung and breast cancers. We look forward to working with the IRG team to achieve this goal."

In the future, all U.S. investor inquiries relating to IMI should be directed to The Investor Relations Group, New York, N.Y., Telephone: 212.825.3210, Fax: 212.825.3229,
Email: mail@investorrelationsgroup.com.

About IMI
IMI is a world leader in predictive medicine, dedicated to developing rapid, non-invasive tests for the early detection of life-threatening diseases. IMI’s cardiovascular products, which are branded as PREVU* Coronary Heart Disease Predictor, will be marketed and distributed worldwide by McNeil Consumer Healthcare. The Company’s cancer tests include ColorectAlert™, LungAlert™ and a breast cancer test. IMI’s head office is located in Toronto, and its research and product development facility is at McMaster University in Hamilton, Ontario. For further information, please visit www.imimedical.com.

About The Investor Relations Group
The Investor Relations Group, Inc., (IRG) founded in 1996, represents select publicly traded companies, with a unique specialization for assisting those in the small-cap sector. IRG arranges one-on-one meetings for its portfolio companies with pre-qualified money managers handling investment portfolios that range from $10 million to $10 billion+ selected from its proprietary contact base of over 33,000 qualified fund managers who have an investing history in small cap stocks. IRG is a full-service corporate communications company offering services for its portfolio companies that include writing all press releases and shareholder communications and serving as primary contact for the investing community. IRG also houses a full-service public relations arm that specializes in building awareness of its companies within the financial and trade media, as well as the public at large. For further information, please visit the company’s website at http://www.investorrelationsgroup.com/

This release contains forward-looking statements that reflect the company’s current expectations regarding future events. The forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors including, but not limited to, changing market conditions, successful and timely completion of clinical studies, uncertainties related to the regulatory approval process, establishment of corporate alliances and other risks detailed from time to time in the company’s quarterly, annual and other regular filings.

Company Contact:	Investor Relations Contact:
Sarah Borg-Olivier, Director, Communications	Jane Lin / John Nesbett
IMI International Medical Innovations Inc.	The Investor Relations Group
(416) 222-3449	(212) 825-3210